Exhibit 99.1

15985 East High Street P. O. Box 35 Middlefield, Ohio 44062 Phone: (440) 632-1666 www.middlefieldbank.bank	25201 Chagrin Blvd Suite 120 Beachwood, Ohio 44122 Phone: (216) 359-5500 www.libertybankna.com

PRESS RELEASE

Contacts for Middlefield
Company Contact:	Investor and Media Contact:	Liberty Contact:
Thomas G. Caldwell President/CEO Middlefield Banc Corp. (440) 632-1666 Ext. 3200 tcaldwell@middlefieldbank.com	Andrew M. Berger Managing Director SM Berger & Company, Inc. (216) 464-6400 andrew@smberger.com	William A. Valerian Chairman, President and CEO Liberty Bank, N.A. (216) 359-5540 bvalerian@libertybankna.com

Middlefield Banc Corp. and Liberty Bank, N.A. to Merge

Increases Middlefield’s asset base approximately 28% to $970 million

Expected to be accretive to earnings in year one

Earn back of tangible book value dilution in less than four years

MIDDLEFIELD & BEACHWOOD, OHIO, July 28, 2016 ¿¿¿¿ Middlefield Banc Corp. (“Middlefield”, the “Bank”, or the “Company”) (NASDAQ: MBCN), the bank holding company for The Middlefield Banking Company, and Liberty Bank, N.A. (“Liberty”) today announced Middlefield has entered into an Agreement and Plan of Reorganization (the “Agreement”) with Liberty.

Under the terms of the Agreement, Liberty shareholders will have the option to receive either 1.1934 shares of MBCN stock or $37.96 in cash in addition to receiving a special dividend immediately prior to closing of approximately $3.13 a share. Based on the 20 day average stock price of MBCN as of July 26, 2016, the indicated transaction value would be approximately $40.8 million (cash consideration of approximately $20.0 million plus an indicated stock consideration of $16.6 million plus a $3.0 million special dividend plus $1.1 million paid to option holders). On a per share basis, the indicated value to Liberty shareholders is $41.09 for those receiving cash and $3.13 plus 1.1934 shares of MBCN for those receiving stock (together, $41.68 based on the 20 day average). In aggregate (subject to proration), 45% of Liberty’s shares of common stock will be converted into Middlefield’s common stock.

“We are excited to announce this merger with Liberty, as both banks share common community banking values, compelling financial models, and outstanding management teams,” stated Thomas G. Caldwell, President and CEO of Middlefield. “Liberty’s strong management team and three highly productive Northeast Ohio branches will enhance Middlefield’s growth opportunities. We are pleased to welcome Liberty’s customers to The Middlefield Banking Company family, while extending our reach to Cuyahoga and Summit Counties. As a community oriented bank, we believe customers in these markets will benefit from Middlefield’s customer focus and leading financial products. We look forward to a prosperous partnership with Liberty and creating value for our shareholders.”

William Valerian, Chairman, President and CEO of Liberty stated, “Middlefield understands the value we place on our customers. Their leadership team and banking infrastructure create the perfect merger partner for Liberty. This merger will bring together two financially strong community banks with a long history of serving customers in Ohio.

Collectively, we will serve the Northern Ohio market with the same dedication and attentiveness, while providing a broader range of products and increased lending capabilities. We are enhancing value for our shareholders, while building a compelling and growing community banking franchise.”

Pursuant to the Agreement, William A. Valerian and Thomas W. Bevan, two current directors of Liberty, will be appointed to the Board of Directors of Middlefield. Simultaneously upon entering into the Agreement, Middlefield also entered into voting agreements with Liberty’s directors in which they agree to vote the Liberty common stock they own in favor of the Agreement.

Upon completion of the transaction and after adjusting for the special cash dividend paid to Liberty shareholders and purchase accounting, Middlefield will have approximately $970 million in total assets, approximately $820 million in total deposits, and 13 branches in the state of Ohio among a seven county operating footprint. Middlefield’s branch network will expand in the Cleveland MSA by adding Liberty’s three branches located in Beachwood, Twinsburg, and Solon.

Middlefield expects the transaction to be accretive to earnings in year one and to earn back the tangible book value dilution created from the transaction in less than four years. After completion of the transaction, Middlefield anticipates it will remain well-capitalized.

The transaction has been approved by the Boards of Directors of both Middlefield and Liberty. Completion of the transaction is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of both Middlefield’s shareholders and Liberty’s shareholders.

Donnelly Penman & Partners, Inc. is serving as financial advisor to Middlefield Banc Corp. and Grady & Associates is serving as legal counsel to Middlefield on the transaction. Boenning & Scattergood, Inc. is serving as financial advisor to Liberty Bank, N.A. and Tucker Ellis LLP is serving as legal counsel to Liberty Bank, N.A. on the transaction.

About Middlefield Banc Corp.

Middlefield Banc Corp., headquartered in Middlefield, Ohio, is a bank holding company with total assets of $760.1 million at June 30, 2016. The bank operates 10 full service banking centers and an LPL Financial® brokerage office serving Chardon, Cortland, Dublin, Garrettsville, Mantua, Middlefield, Newbury, Orwell, and Westerville. The Bank also operates a Loan Production Office in Mentor, Ohio. For more information, please visit our website at www.middlefieldbank.bank.

About Liberty Bank, N.A.

Founded in 1990, the Beachwood, Ohio-based Liberty Bank, N.A. is a full-service community national bank with assets of approximately $223 million at June 30, 2016. With branch offices in Beachwood, Solon, and Twinsburg and a loan production office in Wooster, Ohio, the independently-owned bank specializes in providing innovative personal and business financing solutions with competitive rates and a high level of personalized customer service. Liberty Bank continues to be recognized as one of the nation’s strongest financial institutions by receiving a 5-Star Superior rating from Bauer Financial, Inc. Liberty Bank is also a Preferred Lender for the Small Business Administration. Further information is available at www.libertybankna.com.

Forward Looking Statements

This press release of Middlefield Banc Corp. and the reports Middlefield Banc Corp. files with the Securities and Exchange Commission often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of Middlefield Banc Corp. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause Middlefield Banc Corp.’s future results to differ materially from historical performance or projected performance. These factors include, but are not limited to: (1) a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce interest margins; (3) changes in prepayment speeds, charge-offs and loan loss provisions; (4) less favorable than expected general economic conditions; (5) legislative or regulatory changes that may adversely affect businesses in which Middlefield Banc Corp. is engaged; (6) technological issues which may adversely affect Middlefield Banc Corp.’s financial operations or customers; (7) changes in the securities markets; or (8) risk factors mentioned in the reports and registration statements Middlefield Banc Corp. files with the Securities and Exchange Commission. Middlefield Banc Corp. undertakes no obligation to release revisions to these forward-looking statements or to reflect events or circumstances after the date of this press release.

Other Information

In connection with the proposed reorganization, Middlefield will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement and a prospectus, as well as other relevant documents concerning the proposed transaction.

Middlefield Banc Corp. shareholders, Liberty Bank shareholders, and other investors are urged to read carefully the proxy statement/prospectus to be included in the Form S-4 registration statement, because the proxy statement/prospectus will contain important information about Middlefield Banc Corp., Liberty Bank, the proposed merger, the persons soliciting proxies for the proposed merger, their interests in the proposed merger, and related matters.

The respective directors and executive officers of Middlefield and Liberty and other persons may be deemed to be participants in the solicitation of proxies from Liberty shareholders with respect to the proposed Merger. Information regarding the directors and executive officers of Middlefield is available in its proxy statement filed with the SEC on April 4, 2016. Liberty Bank is a private company, but limited information about its executive officers is available on Liberty Bank’s website at www.libertybankna.com/about-us. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus to be included in the Form S-4 Registration Statement and other relevant materials to be filed with the SEC.

Investors and security holders will be able to obtain free copies of the Form S-4 Registration Statement (when available) and other documents filed with the SEC by Middlefield Banc Corp. through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Middlefield Banc Corp. are available free of charge on Middlefield’s website at www.middlefieldbank.bank.